

February 20, 2014

Via E-Mail
Yousef Dasuka
Chief Executive Officer
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

> **Re: UpperSolution.com**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 30, 2014**
> **File No. 333-190658**

Dear Mr. Dasuka:

We have reviewed your amended registration statement and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, prior comments refer to those in our letter dated September 11, 2013.

General

1. We refer to your response to comment one of our letter dated December 26, 2013. We were unable to locate on EDGAR a marked copy of your amended filing. Please ensure that you file a marked copy of your next amendment that conforms to the provisions of Rule 310 of Regulation S-T.

Prospectus Cover Page

2. We note your response to prior comment one and your inconsistent disclosures on the cover page and in the Plan of Distribution section, which now indicate that your offering is both a best efforts and all-or-nothing offering. In one instance you state that "there is no minimum amount of common stock that must be sold" and that "the proceeds from the offering…will be immediately available for use by the company." However, you also state that this is an "all or none offering" and the funds raised "will not be available for use until the full offering is sold." Moreover, you state in the first paragraph of the cover page both that proceeds will not be placed in escrow and that the funds will be placed in a separate account. Please revise to clarify the nature of your offering and to eliminate redundant and contradictory disclosures.

3. Disclose on the cover page the fixed price at which the securities will be sold.

Risk Factors, Page 5

4.   We note your response to prior comment 7. It does not appear that the new risk factor has been included in the prospectus. Please revise.

Plan of Distribution, page 41

5.   We note the disclosure in this section that the shares being offered will be sold only in Israel and only to qualified purchasers. Please confirm, if true, that it is your intention to limit sales under this registration statement to qualified purchasers in Israel.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3457. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Harold P. Gewerter, Esq.